Exhibit 99.1

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)I

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Hutchison China MediTech Limited; Legal Entity Identifier: 2138006X34YDQ6OBYE79
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer				X
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii: Notification threshold crossed following a change in voting rights arising from an offering of American depositary shares by Hutchison China MediTech Limited				X
3. Details of person subject to the notification obligationiv
Name		Hutchison Healthcare Holdings Limited
City and country of registered office (if applicable)		British Virgin Islands
4. Full name of shareholder(s) (if different from 3.)[v]
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		27/01/2020
6. Date on which issuer notified (DD/MM/YYYY):		29/01/2020
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	48.26%	-	48.26%	688,906,450
Position of previous notification (if applicable)	49.86%	-	49.86%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares (KYG4672N1198)	332,478,770	-	48.26%	-
American Depositary Shares (US44842L1035)	-	-	-	-

SUBTOTAL 8. A	332,478,770	48.26%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)

Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)

			X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
CK Hutchison Holdings Limited - indirect, but ultimate, owner of the shareholder	48.26%		48.26%
Hutchison Whampoa (China) Limited - direct owner of the shareholder and a subsidiary of CK Hutchison Holdings Limited	48.26%		48.26%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
Notification threshold crossed following a change in voting rights arising from an offering of American depositary shares by Hutchison China MediTech Limited.

Place of completion	Hong Kong
Date of completion	29 January 2020